

January 9, 2013

Via E-mail
Patrick J. O'Malley
Chief Financial Officer
Seagate Technology plc
10200 S. De Anza Blvd.
Cupertino, CA 95014

      Re: **Seagate Technology plc**
                Form 10-K for the Fiscal Year Ended June 29, 2012
                Filed August 9, 2012
                File No. 001-31560

Dear Mr. O'Malley:

      We have reviewed your letter dated December 12, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 9, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

1.   We have reviewed your response to prior comment 3 and your proposed disclosure. While we note that you intend to permanently reinvest such funds outside of Ireland and that these funds are not considered a main source of liquidity for funding Irish operations, we continue to believe you should consider providing enhanced liquidity to disclose the amount of cash held by non-Irish subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings. As part of your response, please quantify the amount of cash and cash equivalents held in foreign subsidiaries that you intend to permanently reinvest earnings.

Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any question regarding accounting or financial statements matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-Mail
        Kenneth M. Massaroni, Esq,
        Stephen J. Luczo, CEO